Mail Stop 4561

October 31, 2006

By U.S. Mail and Facsimile to (203) 772-0157

Peyton R. Patterson
President and Chief Executive Officer
NewAlliance Bancshares, Inc.
195 Church Street
New Haven, Connecticut 06510

>   **Re: NewAlliance Bancshares, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed February 28, 2006**
>   **File No. 001-32007**

Dear Ms. Patterson:

     We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief